Mail Stop 6010

January 12, 2007

Via U.S. Mail and Facsimile to (330) 674-1364

Donald Sullivan
Chief Executive Officer
E Med Future, Inc.
794 Morrison Road, Suite 991
Columbus, OH 43230

> **Re:**   **E Med Future, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **File No. 033-55254-36**

Dear Mr. Sullivan:

We issued comments to you on the above captioned filing on July 18, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 22, 2007, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 22, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 if you have any questions.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant